
Airspray®

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·7750
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FOR IMMEDIATE RELEASE
February 2, 2005

AIRSPRAY'S 2005 FORMULATION CHALLENGE

POMPANO BEACH, FL, February 2, 2005 – Airspray International, developer of the world's widest and most innovative range of instant-foam dispensers, today announced details of ***The 2005 Airspray Formulation Challenge***, a program designed to unleash the creativity of product developers and underscore the potential of the non-aerosol shaving foam category.

Open to manufacturers, contract packagers, distributors and formulators, the provocative Airspray promotion challenges companies to develop a shaving foam – in two categories, men's and women's – for the Airspray instant foam dispensing technology. For a variety of business, environmental and product benefit-related reasons, the company is convinced that instant-foam shaving products represent the next major market segment for its innovative one-touch-foam mechanical dispensing systems.

Awards include (for direct customers, contract packager or distributor) a ten percent opening order discount and, for formulators, an all-expense paid spring trip to Holland during Tulip Time.

Winners of ***The 2005 Airspray Formulation Challenge*** will be announced at HBA 2005. Submissions must be received by September 1, 2005. Formulations will be evaluated by a panel of industry experts.

"We are firmly convinced that – just as instant-foaming hand soap was soon followed by baby care, shampoo, bath and body wash developed by world-class consumer product companies – the next big opportunity for our industry is shaving foam, for both men and women," said David Stob, Director of Business Development for Airspray. "We created ***The 2005 Airspray Formulation Challenge*** to prove our point."

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According to Stob, there are a number of reasons for the eventual adoption of instant-foam technology into the shave cream market. In terms of function and consumer appeal, Airspray dispensers create creamy foam that reduces blade clogging; resulting in close, smooth shaves. "Women, in particular," he notes, "appreciate the light, easy, spreadable foam created by our pumps. Safe, easy to use and environmentally friendly, the pumps offer distinct advantages in light of new EPA regulations on the horizon."

In addition, consumer acceptance of a wide range of instant-foam product categories has opened the door for new entries in the shaving product market, Stob believes. "Yet another benefit is the potential cost savings related to shipping and inventory of the new products, compared with aerosol shaving products," he says.

In recent months, some of the world's most trusted and innovative companies have introduced products featuring Airspray instant-foam technology. These include: Dial, Procter & Gamble, Johnson & Johnson, Colgate, Bath & Body Works, L'Oreal, Unilever, Yves Rocher, Sanex, Combe, Clinique, Neutrogena, Revlon, Sara Lee, Elizabeth Arden, Elida Faberge, Gerber, Playtex and Tupperware.

Airspray finger pumps all work without gas propellants to transform liquid into foam with a single push of a button.

According to Stob, dispensers are increasingly important to the successful launch of a consumer product. "The innovative, proven design of Airspray dispensing technology helps companies create new products that offer enhanced consumer appeal because of their functionality, convenience and hygiene. Value-added dispenser technology has become a valuable advantage for manufacturers in the battle for shelf-space in an increasingly competitive marketplace."

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With Airspray dispensing technology, innovative manufacturers looking for a competitive edge will continue to create eye-catching, high-function consumer packaging that enhances trial and retail sell-through -- and helps position consumer products at the higher end of the market.

For further information please email 2005Challenge@airspray.nl, or call David Stob at 954/972-7750.

ABOUT AIRSPRAY

Airspray N.V. is a worldwide leader in the design, manufacture and supply of innovative non-aerosol dispensing technologies used in home, personal care and commercial product applications. Founded in 1983 in The Netherlands, Airspray has developed sophisticated user- and environmentally friendly dispensing solutions for multinational firms in the increasingly competitive personal care, household product and pharmaceutical markets.

Airspray offers the industry's widest range of value-added mechanical foam dispensers with over 20 versions available. All are based on unique, patented technologies that work without chemical propellants. Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY").

As the role of the dispenser has grown in the sales and merchandising of "sprayed" consumer products, Airspray's expertise in research and development and fast prototyping has helped clients such as Procter & Gamble, Clairol, Colgate, Henkel-Schwarzkopf, L'Oreal, Unilever and Yves Rocher -- to name only a few -- differentiate their products. For further information, call 954/972-7750 or 072-541-4666, or visit the company's web site at www.airspray.net.

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